Exhibit 1.01

Oplink Communications, Inc.
Conflict Minerals Report
 For The Year Ended December 31, 2013

This Conflict Minerals Report has been prepared by Oplink Communications, Inc. (including our subsidiaries, referred to collectively in this Report as "Oplink," "we," "our" and "us").  This report for the reporting period January 1 to December 31, 2013 is presented to comply with the final conflict minerals implementing rules ("Final Rules") promulgated by the Securities and Exchange Commission ("SEC"), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014.  The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934.  The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. "Conflict Minerals" are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten and gold ("3TG").
To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured to ascertain whether these conflict minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, "Covered Countries") and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.
Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Oplink is not required to describe any of its products as "DRC conflict free" (as defined in Section 1, Item 1.01(d)(4) of Form SD), "DRC conflict undeterminable" (as defined in Section 1, Item 1.01(d)(5) of Form SD) or "having not been found to be 'DRC conflict free,'" and therefore makes no conclusion in this regard in the report presented herein.  Furthermore, given that Oplink has not voluntarily elected to describe any of its products as "DRC conflict free," an independent private sector audit of the report presented herein has not been conducted.
Company and Product Description
Oplink designs, manufactures and sells optical networking components and subsystems. Our products expand optical bandwidth, amplify optical signals, monitor and protect wavelength performance, redirect light signals, ensure bandwidth distribution connectivity and provide signal transmission and reception within an optical network. Our products enable greater and higher quality bandwidth over longer distances, which reduces network congestion and transmission cost per bit. Our products also enable optical system manufacturers to provide flexible and scalable bandwidth to support the increase of data traffic on the Internet and other public and private networks.
Conflict Minerals Policy
We have adopted a conflict minerals policy to demonstrate that Oplink is committed to working with our global supply chain to ensure compliance with the SEC's conflict minerals rules.  The policy, which is publicly available on our website www.oplink.com, is as follows:

Oplink supports ending the violence and human rights violations in the mining of certain minerals from a location described as the "Conflict Region/Area", which is situated in the eastern region of the Democratic Republic of the Congo (DRC) and surrounding countries.
As directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the U.S. Securities and Exchange Commission (SEC) has consequently adopted final rules to implement reporting and disclosing requirements related to "conflict minerals." The rules require manufacturers who file certain reports with the SEC to disclose whether the products they manufacture or contract to manufacture contain conflict minerals that are "necessary to the functionality or production" of these products.
We are committed to conducting business in a socially and environmentally responsible manner, to being compliant with the law, to meeting our customers' commitments, and to supporting our customers' businesses.
We also support the actions of the EICC (Electronic Industry Citizenship Coalition) and GeSI (Global e-Sustainability Initiative) and have either obtained, or are in the process of obtaining, information from our current metal suppliers concerning the origin of the metals that are used in the manufacture of Oplink products. Based upon information provided by our suppliers, we do not knowingly use metals derived from the Conflict Region in our products.

OUR COMMITMENT:

1.	Support the aims and objectives of the U.S. legislation on the supply of "Conflict Minerals."

2.	Ensure that Suppliers of specified metals used in the manufacture of Oplink products (specifically gold, tin, tantalum, and tungsten) demonstrate that they understand the conflict minerals laws and will not knowingly procure specified metals that originate from the Conflict Region.

3.	Require Suppliers to develop Conflict Minerals policies, due diligence frameworks, and management systems, consistent with the Organization for Economic Cooperation and Development (OECD) guidelines and to drive those efforts throughout their supply chains.

4.	Require Suppliers of certain Oplink products to provide written evidence of due diligence documentation including completion of the EICC - GeSI (Electronic Industry Citizenship Coalition – Global e-Sustainability Initiative) Conflict Minerals Reporting Template.

5.	Require Suppliers to use reasonable due diligence to source specified metals from smelters which have been identified by an independent third party as conflict free.

If we discover the use of Conflict Minerals by Suppliers in any materials, parts or components we procure, we will take appropriate actions to transition affected products to be conflict free.
Questions regarding our Conflict Minerals Policy and Compliance program can be addressed to jiann-derl@oplink.com.

Conflict Minerals Analysis
We conducted an analysis of our products and found that Tantalum, Tin and Gold are used in some of our products. Tungsten is not used in any of our products.
Manufacturing Facilities
Oplink manufactures products at our manufacturing facilities located in China, the United States and Taiwan.
Reasonable Country of Origin Inquiry
We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. Oplink issues purchases orders to its suppliers and does not enter into long-term commitments. Oplink is several levels removed from the actual mining of conflict minerals.
Oplink conducted a survey all key suppliers in which the nature of the component supplied, or the location of the supplier, indicated that those components might contain 3TG. We surveyed 131 direct suppliers. Based on the results of the survey, we are unable to determine the origin of all of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries.

Due Diligence Process

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten.
Oplink's due diligence measures during 2013, and through the date of filing this report, included:
•	Communicating to our suppliers and the public our Conflict Minerals Policy.
•	Creating internal standard operating procedures that provide a process to be followed in order to generate and maintain the information needed to comply with Dodd-Frank Section 1502.
•	Assessing all products and suppliers in order to identify Conflict Minerals scope and risk.
•	Conducting a reasonable country of origin inquiry (RCOI) by circulating a supply-chain survey with direct suppliers of components that contain conflict minerals using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template). The Template is being used by many companies in their due diligence processes related to conflict minerals.
•	Verifying that direct suppliers have completed all pertinent sections of the EICC/GeSI template and making follow-up inquiries to obtain as much needed information as possible from as many suppliers as possible.
•	Comparing the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter facilities that have received a "conflict free" designation (such as through the EICC/GeSI Conflict Free Smelter Initiative (CFSI) program's lists for tantalum, tin, tungsten and gold).
•	Designing a risk management plan that includes actions to be taken with respect to suppliers who cannot or will not provide sufficient component and supply chain information.
We received responses from 100% of the suppliers surveyed, although not all suppliers provided information sufficient to identify the source of the 3TG used in their products or materials.  We reviewed the responses against criteria developed to determine which required further engagement with our suppliers.  These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template.  We have worked directly with these suppliers to provide revised responses.
Conclusion
Based on the results of our due diligence, we are unable to determine the origin of all of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries.  Further, the products that we manufacture that are subject to the reporting obligations of Rule 13p-1 are "DRC conflict undeterminable," because we have been unable to determine: the origin of the 3TG they contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.
In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on our website www.oplink.com.